UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              SCM Microsystems Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   0007840181
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                February 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)



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-------------------------------              -----------------------------------
CUSIP No. 0007840181                  13G             Page 2 of 6 Pages
-------------------------------              -----------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                       5      SOLE VOTING POWER
SHARES                                 32,026
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                               SHARED VOTING POWER
EACH                            6      933,157
REPORTING                    ------ --------------------------------------------
PERSON WITH                            SOLE DISPOSITIVE POWER
                                7      32,026
                             ------ --------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                8      1,319,557
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,351,583
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.6%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               SCM Microsystems Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 131 Albright Way, Los Gatos, California 95032.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Common Stock (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) [_]  Broker or dealer registered under section 15 of the Act;

               (b) [_]  Bank as defined in section 3(a)(6) of the Act;

               (c) [_] Insurance Company as defined in section 3(a)(19) of the Act;

               (d) [_]  Investment  Company   registered  under section 8 of the
                        Investment Company Act of 1940;

               (e) [_]  An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

               (f) [_]  An   employee   benefit   plan,  or  endowment  fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) [_]  A  parent   holding   company   or  control   person  in
                        accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) [_]  A church plan that is excluded from the definition of an
                        investment  company   under  section  3(c)(14)   of  the
                        Investment Company Act of 1940;

               (j) [_]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.  Ownership.

               (a) Amount beneficially owned:

                   The  Reporting  Person owns the amount of the Common Stock as set forth on the cover page.

               (b) Percent of class:

                   The  Reporting  Person  owns  the  percentage  of  the Common
               Stock as set forth on the cover page.

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote:

                              The Reporting Person has the sole power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                   (ii) shared power to vote or to direct the vote:

                              The Reporting  Person has the shared power to vote
                    or direct the vote of the Common Stock as set forth on the cover page.

                   (iii) sole  power  to  dispose  or  to  direct  the
                         disposition of:

                              The Reporting Person has the sole power to dispose
                    or direct the disposition of the Common Stock as set forth on the cover page.

                   (iv) shared power to dispose or to direct the disposition of:

                              The  Reporting  Person  has the  shared  power  to
                    dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Investment management clients of the Reporting Person's subsidiaries have the ultimate right to dividends from the Common Stock held on their behalf and the proceeds from the sale of the Common Stock held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         The following are subsidiaries of the Reporting Person which hold Common Stock included in the figure on the cover page: DAM Group London, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Gesellschaft fur Wertpapiersparen mbH, DWS Investment Management S.A. Luxemburg, Deustche Vermogensbildungsgesellschaft mbH, Finanza & Futuro S.p.A., DWS (Austria) Investmentgesellschaft mbH, Deutsche Bank AG (France), DB Suisse, Deutsche Asset Management Investmentgesellschaft mbH, Deutsche Asset Management International GmbH, and Deutsche Asset Management (Japan) Ltd.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000



                                DEUTSCHE BANK AG



                                By:  /s/ Dr. Dieter Eisele
                                   ------------------------------
                                   Name:  Dr. Dieter Eisele
                                   Title: Group Head of Compliance



                                By:  /s/ Dr. Rainer Grimberg
                                   ------------------------------
                                   Name:  Dr. Rainer Grimberg
                                   Title: Vice President